June 26, 2006

Mail Stop 4561

Keith Moore
18301 Von Karman Ave. Suite 250
Irvine, California 92612

>   **Re: Datalogic International, Inc.**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **File No. 000-30382**

Dear Mr. Moore:

   We have reviewed your response letter dated April 26, 2006 and have the
following additional comment. As previously stated, these comments require amendment
to the referenced filings previously filed with the Commission**.**

Form 10-KSB for the year ending December 31, 2005

Item 7 – Financial Statements

Note 13 – Convertible Debt, pages 62 - 63

  1. We have read and considered your response to comments three and four and your
     restatement to account for an aggregate derivative liability relating to the warrants
     and the conversion feature of the Laurus notes. Please, disclose separately the
     amounts of the derivative liability related to the warrants and the conversion
     feature of the note, and disclose the method and assumptions that were used in
     determining the fair value. Refer to paragraph 17 of SFAS 133 and paragraphs 10-
     15 of SFAS 107.

                               *   *   *   *

   As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please file

your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant